FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  05 July 2004





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





           Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Earthport Claim dated 05 July 2004


                           Baltimore Technologies plc

                            Claim from Earthport plc

London, UK 2 July 2004; The Board of Baltimore Technologies plc announces that it has today received from solicitors acting for Earthport plc details of potential claims against Baltimore.

These alleged claims arose out of agreements entered into between Baltimore and Earthport in March 2001. Earthport has not commenced legal proceedings in respect of these claims. Its claims are for the return of its payment of GBP4.5 million to Baltimore under these agreements, with interest, plus additional damages which Earthport is currently assessing but which it claims to be substantial.

The Board of Baltimore will urgently look into this matter but knows of no foundation for these alleged claims.

                                     ENDS


Smithfield            020 7360 4900
Andrew Hey
Will Swan


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Alfredo Goyanes
                Title:      Company Secretary




Date: 05 July 2004